

Mike Schroeder RN, MBA, CASC, CAIP · 3rd

Vice President of Clinical Operations with Surgery Partners

Baton Rouge, Louisiana · 317 connections · **Contact info**

 **Surgery Partners, In**

 **Southeastern Louisi**
University

Experience



Vice President of Operations

Surgery Partners, Inc

Oct 2010 – Present · 9 yrs 11 mos

Upper Management position that combines 25+ years of clinical nursing and healthcare management experience. Oversee all operational activities of multiple Ambulatory Surgery Centers (across multiple states).
Operational responsibilities include: P&L responsibility, Regulatory Oversight; Standards and Licensing, and Personnel Management; Interface with physician partners to grow business within ASC's. Seek out new growth opportunities in existing ASC markets.



ASC Administrator--NovaMed Surgery Center of Baton Rouge

Novamed

Aug 2007 – Oct 2010 · 3 yrs 3 mos

Baton Rouge, Louisiana

Responsible for the day-to-day management of operations of a four OR Ambulatory Surgery Center that performs 8000+ cases annually under the authority of the ASC's Governing Board The management spectrum covers planning, organizing, delegating, coordinating, staff utilization, clinical oversight, regulatory compliance, budgeting, and marketing servi **...see mor**



Director Same Day Surgery and PACU

Baton Rouge General Medical Center
Apr 2006 – Aug 2007 · 1 yr 5 mos
Managed a multi-campus hospital outpatient surgery and post anesthesia care unit that included direct supervision of 48 FTE's. In addition to insuring regulatory compliance; duties included clinical oversight and expertise, budgeting and financial accountability, as well as staf growth and development.

Education



Southeastern Louisiana University

Master of Business Administration - MBA, Business Administration and Management, General, Summa Cum Laude
2019 – 2020
Activities and Societies: Phi Kappa Phi National Honor Society



William Carey University

BSN, Nursing
1990 – 1993

Skills & Endorsements

Healthcare Management · 26

 Endorsed by **Matt McGlothlin and 1 other who is highly skilled at this**

 Endorsed by **2 of Mike's colleagues at Ba Rouge General Medical Center**

Hospitals · 21

 Endorsed by **Sergio Barrios, MD and 3 others who are highly skilled at this**

Nursing · 18

 Endorsed by **Joby Hyman, BSN, RN and 2 others who are highly skilled at this**

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Accomplishments

3 **Publications**

Keys to a Successful Pain Management Service • Avoid These 5 EHR Conversion Pitfalls • What t

Look for in a Pain C-arm

1 Honor & Award

Phi Kappa Phi National Honor Society

1 Organization

ASC Quality Collaboration-Board of Directors

